SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------


                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                            SUMMIT TAX EXEMPT L.P. II
                            (Name of Subject Company)

               PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.;
               ACCELERATED HIGH YIELD INSTITUTIONAL FUND 1, L.P.;
                           SPECIFIED INCOME FUND, L.P.
                             MP INCOME FUND 11, L.P.
                        MACKENZIE PATTERSON SPECIAL FUND
           PAT PATTERSON WESTERN SECURITIES, INC. PROFIT SHARING PLAN
            JDF & ASSOCIATES, LLC; STEVEN GOLD; MORAGA GOLD, LLC; AND
                                  CAL KAN, INC.

                                    (Bidders)

                          BENEFICIAL UNIT CERTIFICATES
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                              Copy to:
C.E. Patterson                                Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                     Derenthal & Dannhauser
1640 School Street, Suite 100                 455 Market Street, Suite 1600
Moraga, California  94556                     San Francisco, California  94105
(510) 631-9100                                (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

     This Amendment No. 1 to Schedule 14D-1 amends the Schedule 14D-1 filed April 24, 1997 (the "Schedule") by Previously Owned Partnerships Income Fund II, L.P., Accelerated High Yield Institutional Fund 1, L.P., Specified Income Fund, L.P., MP Income Fund 11, L.P., MacKenzie Patterson Special Fund, Pat Patterson Western Securities, Inc. Profit Sharing Plan; JDF & Associates, LLC, Steven Gold; Moraga Gold, LLC and Cal Kan, Inc. (together the "Purchasers"), as set forth below. Terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule and exhibits thereto.

     This Amendment No. 1 is the final amendment to the Schedule and is filed to report the termination and results of the Offer described in the Schedule. The Offer terminated as of May 23, 1997. No Units were tendered pursuant to the Offer.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       May 24, 1997

PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.;

By MacKenzie Patterson, Inc., General Partner

             By:     __________________________________________
                     Victoriaann Tacheira, Senior Vice President

SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     __________________________________________
                     Victoriaann Tacheira, Senior Vice President


PAT PATTERSON WESTERN SECURITIES, INC. PROFIT SHARING PLAN

By:          _______________________________
             C. E. Patterson, Trustee

ACCELERATED HIGH YIELD INSTITUTIONAL FUND 1, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     __________________________________________
                     Victoriaann Tacheira, Senior Vice President

CAL KAN, INC.

By:          _____________________________________
             C. E. Patterson, President

MP INCOME FUND 11, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     __________________________________________
                     Victoriaann Tacheira, Senior Vice President

MACKENZIE PATTERSON SPECIAL FUND

By MacKenzie Patterson, Inc., General Partner

             By:     __________________________________________
                     Victoriaann Tacheira, Senior Vice President


JDF & ASSOCIATES, LLC

             By:     ___________________________________________
                     J. David Frantz, General Manager

--------------------------------------------
STEVEN GOLD


MORAGA GOLD, LLC

By Moraga Partners, Inc., Managing Member

             By:     ___________________________________________
                     C.E. Patterson, President